

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

Kimo Akiona
Chief Financial Officer
PlayAGS, Inc.
6775 S. Edmond St., Suite 300
Las Vegas , NV 89118

> **Re: PlayAGS, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 10, 2022**
> **File No. 001-38357**

Dear Kimo Akiona:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Energy & Transportation